Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Eagle Rock Energy G&P LLC and Unitholders of Eagle Rock Energy Partners, L.P.:

We consent to the incorporation by reference in the registration statements on Form S-8 of Eagle Rock Energy Partners, L.P. and subsidiaries of our reports dated March 3, 2014, with respect to the consolidated balance sheets of Eagle Rock Energy Partners, L.P. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Eagle Rock Energy Partners, L.P.

(signed) KPMG LLP

Houston, Texas
June 24, 2014